As filed with the Securities and Exchange Commission on July 16, 1997

                                                 Registration No. 333-24959

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM N-4
             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
                      PRE-EFFECTIVE AMENDMENT NO. 2               ( X )
                      POST-EFFECTIVE AMENDMENT NO.                ( )
                                     and/or
                   REGISTRATION STATEMENT UNDER THE INVESTMENT
                               COMPANY ACT OF 1940
                       Post-Effective Amendment No. 53 (X)
                        (Check appropriate box or boxes)
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                           WRL SERIES ANNUITY ACCOUNT
                           (Exact Name of Registrant)

                   WESTERN RESERVE LIFE ASSURANCE CO. OF OHIO
                               (Name of Depositor)
                               201 Highland Avenue
                              Largo, Florida 33770
         (Address of Depositor's Principal Executive Offices) (Zip Code)

               Depositor's Telephone Number, including Area Code:
                                 (813) 585-6565

         ----------------------------------------------------------------

                             Thomas E. Pierpan, Esq.
                  Vice President and Associate General Counsel
                   Western Reserve Life Assurance Co. of Ohio
                               201 Highland Avenue
                              Largo, Florida 33770
                     (Name and Address of Agent for Service)

                                    Copy to:
                              Stephen E. Roth, Esq.
                      Sutherland, Asbill & Brennan, L.L.P.
                         1275 Pennsylvania Avenue, N.W.
                             Washington, D.C. 20004

                  ----------------------------------------------

Approximate Date of Proposed Public Offering: As soon as practicable after the effective date of the Registration Statement.

Pursuant to Rule 24f-2 under the Investment Company Act of 1940, the Registrant hereby elects to register an indefinite amount of securities being offered.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

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                           WRL SERIES ANNUITY ACCOUNT
                           WRL FREEDOM WEALTH CREATOR



The contents of Registrant's previously filed registration statement, Pre-Effective Amendment No. 1 to the Registration Statement on Form N-4 of the WRL Series Annuity Account filed June 26, 1997 (File Nos. 333-24959, 811-8672), is incorporated by reference herein in its entirety.

The following undertakings are added to Part II:

Item 32            Undertakings and Representations:


     (a) The Registrant undertakes that it will file a post-effective amendment to this registration statement as frequently as is necessary to ensure that the audited financial statements in the registration statement are never more than 16 months old for as long as purchase payments under the Contracts offered herein are being accepted.

     (b) The Registrant undertakes that it will include either: (1) as part of any application to purchase a Contract offered by the prospectus, a space that an applicant can check to request a Statement of Additional Information, or (2) a post card or similar written communication affixed to or included in the prospectus that the applicant can remove and send to Western Reserve Life Assurance Co. of Ohio ("Western Reserve") for a Statement of Additional Information.

     (c) The Registrant undertakes to deliver any Statement of Additional Information and any financial statements required to be made available under this Form N-4 promptly upon written or oral request to Western Reserve at the address or phone number listed in the prospectus.

     (d) Western Reserve hereby represents that the fees and charges deducted under the Contracts, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by Western Reserve.

                                   SIGNATURES
                                   ----------

        Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, as amended, the Registrant has duly caused this Pre-Effective Amendment No. 2 to its Registration Statement to be signed on its behalf by the undersigned, thereunder duly authorized, in the City of Largo, State of Florida, on this 15th day of July, 1997.


                           WRL SERIES ANNUITY ACCOUNT
                         (Registrant)



                         By:  /s/ John R. Kenney
                              -------------------------------
                              John R. Kenney, Chairman of the Board, Chief
                              Executive Officer and President of Western Reserve Life Assurance Co. of Ohio



                         WESTERN RESERVE LIFE ASSURANCE
                                   CO. OF OHIO
                         (Depositor)



                         By:    /s/ John R. Kenney
                              --------------------------------------
                              John R. Kenney, Chairman of the Board, Chief Executive Officer and President


        Pursuant to the requirements of the Securities Act of 1933, this Pre-Effective Amendment No. 2 to its Registration Statement has been signed below by the following persons in the capacities and on the dates indicated:


Signature                     Title                              Date
---------                     -----                              ----



 /s/ John R. Kenney           Chairman of the Board,           July 15, 1997
 ------------------------     Chief Executive Officer
 John R. Kenney               and President
                              (Principal Executive
                                    Officer)


/s/ Alan M. Yaeger            Executive Vice President,        July 15, 1997
-------------------------     Actuary & Chief Financial
Alan M. Yaeger                Officer


 /s/ Allan J. Hamilton        Vice President, Treasurer        July 15, 1997
 ------------------------     and Controller
Allan J. Hamilton

 /s/ Patrick S. Baird         Director                         July 15, 1997
 -----------------------
Patrick S. Baird */



 /s/ Lyman H. Treadway        Director                         July 15, 1997
 -----------------------
Lyman H. Treadway */



 /s/Jack E. Zimmerman         Director                         July 15, 1997
 -----------------------
Jack E. Zimmerman */



 /s/ James R. Walker          Director                         July 15, 1997
 -----------------------
James R. Walker */






*/  /s/ Thomas E. Pierpan
     Signed by Thomas E. Pierpan
     As Attorney-in-fact


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